Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Fiscal Year Ended December 31,										Six Months Ended June 30,
	2004		2005		2006		2007		2008		2009
Income (loss) from continuing operations before provision (benefit) for income taxes	100		331		405		578		(813)		(62)

Fixed charges(1)
Interest expense, net	327		181		208		187		174		92
Add back interest income, which is netted in interest expense	2		8		11		6		6		—
Add back refinance charges/gains on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	(171)		—		—		—		45		30
Interest expense – subordinated convertible debentures, net	14		14		13		9		9		(8)
Capitalized interest	—		1		1		2		1		—
Interest component of rent expense	50		55		53		49		47		25
Interest expense – discontinued operation	4		4		4		—		—		—
Fixed charges	226		263		290		253		282		139

Earnings plus fixed charges	326		594		695		831		(531)		77
Ratio of earnings to fixed charges	1.4	x	2.3	x	2.4	x	3.3	x	—	(2)(3)	—	(2)(3)

(1)                                        Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

(2)                                        Due to our losses for the year ended December 31, 2008 and the six months ended June 30, 2009, the ratio coverage was less than 1:1 for these periods. We would have had to have generated additional earnings of $813 for the year ended December 31, 2008 and $62 for the six months ended June 30, 2009 to have achieved coverage ratios of 1:1.

(3)                                        The loss for the year ended December 31, 2008 includes the effect of an $1,147 pretax non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges.  Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.2x for the year ended December 31, 2008.